Filed by AXIS Capital Holdings Limited

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: PartnerRe Ltd.

Commission File No.: 001-14536

Dear Colleagues,

I am pleased to be able to share some very exciting and positive news for AXIS: this evening we are announcing that we have signed a definitive amalgamation agreement with PartnerRe Ltd., creating a broadly diversified global specialty insurance and reinsurance company with expanded market presence, gross premiums above $10 billion, and total capitalization above $14 billion.

This transaction is the outgrowth of many months of strategic planning and careful review by our Executive Committee and board of directors. We believe this merger of equals with PartnerRe Ltd. represents a uniquely compelling opportunity for both of our companies. The transaction will leverage the complementary strengths of both AXIS and PartnerRe Ltd. to create an organization with the size and breadth to enhance product and service offerings, maximize growth opportunities, optimize portfolios, and deliver both economies of scale and capital efficiencies.

The new combined company will have significant scale and industry-leading capabilities across a broad range of business lines. The merger of equals will elevate us to become a top five global P&C reinsurer and leading broker-based reinsurer, while also better supporting meaningful growth opportunities in insurance and A&H operations. Both our clients and our combined shareholder bases will benefit from greater capital efficiencies, increased strategic flexibility, and a highly achievable integration process across the combined company. Additional details can be found in the attached copy of the joint press release we just issued.

There will no doubt be many questions about how this process will play out in the months and years ahead. With that in mind, we will be holding a virtual town hall meeting open to all AXIS employees at 10:00 am ET tomorrow morning. The live webcast will be accessible by clicking on the following link: http://services.choruscall.com/links/axs150126-10.html. Although we won’t have all the answers at this early stage, I nonetheless want to take this opportunity to make sure we are all on the same page and to underscore my commitment to ongoing two-way communications.

I understand that this announcement will leave you with many questions. Our leadership team has tried to anticipate many of these questions in advance and we have provided responses in a “frequently-asked-question” document that may be found on the Knowledge Network. I also want to encourage you to submit additional questions that we may not have covered in this FAQ document in advance of our virtual town hall meeting. We will endeavor to answer as many of them as possible during our time together, and request that you email these additional questions to us by 9:00 am ET on Monday, January 26, using this address: TownHallQuestions@axiscapital.com.

Change can be an unsettling process, and big changes all the more so. But change is also the vital current that animates and carries us through life. This merger provides us with a unique opportunity to create a leading global insurer and reinsurer. I believe our best work and greatest successes come when we embrace new opportunities and challenges with open eyes – and I am confident that our merger with PartnerRe Ltd. will pose an opportunity for all of us to do precisely that by taking our collective capabilities and performance to the next level on behalf of our clients and shareholders. I am greatly reassured and gratified to have reached this juncture with the best team in the industry at my side.

I look forward to speaking with you all soon.

With best regards,

Albert

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between PartnerRe Ltd. (“PartnerRe”) and AXIS Capital Holdings Limited (“AXIS”). In connection with this proposed business combination, PartnerRe and/or AXIS may file one or more proxy statements, registration statements, proxy statement/prospectus or other documents with the Securities and Exchange Commission (the “SEC”). This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other document PartnerRe and/or AXIS may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF PARTNERRE AND AXIS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of PartnerRe and/or AXIS, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by PartnerRe and/or AXIS through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by PartnerRe will be available free of charge on PartnerRe’s internet website at http://www.partnerre.com or by contacting PartnerRe’s Investor Relations Director by email at robin.sidders@partnerre.com or by phone at 1-441-294-5216. Copies of the documents filed with the SEC by AXIS will be available free of charge on AXIS’ internet website at http://www.axiscapital.com or by contacting AXIS’ Investor Relations Contact by email at linda.ventresca@axiscapital.com or by phone at 1-441-405-2727.

Participants in Solicitation

PartnerRe, AXIS, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of PartnerRe is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 27, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on April 1, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 31, 2014 and its Current Reports on Form 8-K, which were filed with the SEC on March 27, 2014 and May 16, 2014. Information about the directors and executive officers of AXIS is set forth in its Annual Report on Form 10-K for the year ended December 31, 2013, which was filed with the SEC on February 21, 2014, its proxy statement for its 2014 annual meeting of stockholders, which was filed with the SEC on March 28, 2014, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2014 which was filed with the SEC on October 31, 2014 and its Current Report on Form 8-K, which was filed with the SEC on August 7, 2014, June 26, 2014, March 27, 2014 and February 26, 2014.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Forward Looking Statements

Certain statements in this communication regarding the proposed transaction between PartnerRe and AXIS are “forward-looking” statements. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements. These forward-looking statements, which are subject to risks, uncertainties and assumptions about PartnerRe and AXIS, may include projections of their respective future financial performance, their respective anticipated growth strategies and anticipated trends in their respective businesses. These statements are only predictions based on current expectations and projections about future events. There are important factors that could cause actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements, including the risk factors set forth in PartnerRe’s and AXIS’ most recent reports on Form 10-K, Form 10-Q and other documents on file with the SEC and the factors given below:

•	failure to obtain the approval of shareholders of PartnerRe or AXIS in connection with the proposed transaction;

•	the failure to consummate or delay in consummating the proposed transaction for other reasons;

•	the timing to consummate the proposed transaction;

•	the risk that a condition to closing of the proposed transaction may not be satisfied;

•	the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	AXIS’ or PartnerRe’s ability to achieve the synergies and value creation contemplated by the proposed transaction;

•	The ability of either PartnerRe or AXIS to effectively integrate their businesses; and

•	the diversion of management time on transaction-related issues.

PartnerRe’s forward-looking statements are based on assumptions that PartnerRe believes to be reasonable but that may not prove to be accurate. AXIS’ forward-looking statements are based on assumptions that AXIS believes to be reasonable but that may not prove to be accurate. Neither PartnerRe nor AXIS can guarantee future results, level of activity, performance or achievements. Moreover, neither PartnerRe nor AXIS assumes responsibility for the accuracy and completeness of any of these forward-looking statements. PartnerRe and AXIS assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.